SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Maintains Leadership in Internet Ticket Sales for 2005

São Paulo, March 13, 2006 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low cost, low fare airline, finished its second consecutive year as one of the largest e-commerce companies in Brazil. Internet ticket sales in 2005, at approximately R$ 2.6 billion, accounted for 81% of the Company’s R$ 3.2 billion total sales. Gross operating revenues (passengers flown) in 2005 were approximately R$ 2.8 billion, representing a net operating revenue of approximately R$ 2.7 billion.

GOL revolutionized the way Brazilians purchase airline tickets by eliminating the traditional “paper ticket,” which reduced the Company’s costs and simplified passengers’ access to GOL’s services. In addition to purchasing tickets, passengers can also check-in and change flight reservations online. “The e-commerce platform is essential for GOL to continue to operate under the low cost, low fare model. The Company plans on continuing to stimulate the use of Internet as an advantageous tool on purchasing airline tickets”, says Tarcísio Gargioni, vice-president of Marketing and Services at GOL Linhas Aéreas.

A large part of the online sales’ success is due to the facility of this particular sales channel. The Internet is the most economical, practical and fastest way to purchase tickets for any of GOL’s destinations in Brazil and South America. Travel agencies have also played a large part in this process and gained access to new markets and increased productivity. In the fourth quarter of 2005, GOL’s website registered 1.5 million unique visitors, an almost 50% increase over 2004.

In addition to purchasing tickets on the Internet, GOL’s customers can also buy tickets and check-in via Internet or WAP enabled cellular phone. This service is currently offered through partnerships with telecom operators Vivo, Amazônia Celular and Telemig Celular.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 440 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

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Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli, or Simone Luciano	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Ph: (5511) 3049-0343 / 0343	Ph: 212 515 1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.